Exhibit 12
SXC Health Solutions Corp.
Ratios of Earnings to Fixed Charges

	Six months Ended		Year Ended
	2009	2008	2008	2007	2006	2005	2004
	(in thousands of dollars, except ratio data)
Income from continuing operations before income taxes and non controlling interest	$27,727	$8,799	$20,304	$17,444	$16,463	$7,164	$2,395
Interest expense (fixed charges) (1)	$2,160	$798	$4,140	$112	$1,867	$1,896	$1,052

Earnings plus fixed charges (2)	$29,887	$9,597	$24,444	$17,556	$18,330	$9,060	$3,447

Ratio of earnings to fixed charges (2 divided by 1)	13.84	12.03	5.90	156.75	9.82	4.78	3.28